SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of October 2011

List of Exhibits:

1.	Press Release entitled “CNH Announces Strategic Partnership with Semeato”

2.	Press Release entitled “CNH Capital to Offer Retail Financing in Russian Federation”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

October 14, 2011	By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

FOR IMMEDIATE RELEASE

For more information contact:

CNH Corporate Communications	+1 630 887-3823

CNH Announces Strategic Partnership

with Semeato

SÃO PAULO, Brazil – (October 10, 2011) – Case New Holland (CNH), a global leader in the agricultural and construction equipment business, today announced a new strategic partnership with Semeato, the Brazilian market leader in attachments and agricultural machinery, specializing in technologies for no-till planting and seeding of grains.

This partnership will allow the two companies to make further use of their respective areas of expertise: CNH with tractors, sprayers, combines, forage and other agricultural equipment of all classes and power ranges; and Semeato with leading technology on planters and seeders in Latin America.

The CNH – Semeato strategic long-term partnership will involve several collaboration areas to continuously drive CNH leadership in the Latin American market.

Semeato products will be sold branded Semeato, Case IH and New Holland Agriculture through the respective dealer networks.

In addition, the engineering departments of the two companies will develop products jointly, designed to maximize performance of the CNH tractor lines.

“Case New Holland is committed to providing its Latin American clients with leading products in the sector which meet the highest standards of performance and productivity,” asserted Harold Boyanovsky, CEO and President of CNH.

“Our partnership with Semeato – one of the most respected companies in the Brazilian agricultural machinery sector – is a sign of our intention not only to be at the forefront of planting technology, but also to be a leader in this sector. Through this agreement, CNH is able to offer planters and seeders which are suited to the needs of our clients, whatever the client may require, regardless of size or activity within agribusiness,” Boyanovsky added.

“We are very excited about the prospect of leveraging our market leadership positions for the benefits of our customers in Latin America and beyond,” Roberto Rossato, CEO and President of Semeato. “Our products will create a powerful innovative solution to meet evolving customer demands.”

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About CNH

CNH Global N.V. is a world leader in the agricultural and construction equipment business. Supported by approximately 11,300 dealers in around 170 countries, CNH combines the knowledge and tradition of its Case and New Holland brand families with the strength and resources of its global commercial, industrial, product support and financial organizations. CNH Global N.V., whose shares are listed on the New York Stock Exchange (NYSE:CNH), is a majority owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found on-line at www.cnh.com.

About Semeato

The history of Semeato and no-till farming began in the 1970s when the system was still adopted by only a few producers, owing to the difficulty of carrying out the sowing of crops. An appropriate seeder was not available. In 1977, Semeato developed a special cutting disk kit which was to be adapted in the planters that were already sold by the company. This marked the pioneering work of the company in no-till farming, which today is present not only in Brazil, but also in more than 50 countries across the five continents. Semeato has seven production units, with six in the state of Rio Grande do Sul (four in Passo Fundo where the company headquarters are located, one in Butiá and another in Carazinho). The only unit that is not in Rio Grande do Sul is located in Vespasiano, in the state of Minas Gerais. More information: www.semeato.com.br

Press Release

CNH Capital to Offer Retail Financing in Russian

Federation

MOSCOW, Russia – (October 11, 2011) – CNH Global, a Fiat Industrial company and a worldwide leader in the agricultural and construction equipment industry, is strengthening its relationship with De Lage Landen to provide its customers in the Russian Federation with competitive retail finance programs, which will be offered under the CNH Capital name. To this end, CNH International and CNH-KAMAZ Commerce, subsidiaries of CNH Global, have entered into an enhanced program agreement with De Lage Landen. The activity will be run collaboratively and managed by an Executive Committee comprising equal representation.

The financing program, which will be operational from the beginning of 2012, will be staffed by a dedicated sales team that will work closely with CNH’s four brands: New Holland Agriculture, New Holland Construction, Case IH and Case Construction Equipment, their dealers, and their customers.

CNH and De Lage Landen first established their relationship in Poland in 2007. On the back of the success of this collaboration, the two companies turned their attention to the Russian market, where they established a standard vendor program agreement in 2010. This new enhanced program agreement replaces the previous one, extending the opportunities for the two partners and offering operators in the agricultural and construction equipment industries competitive retail financing plans.

“I am very pleased to see this relationship expanding further into the Central and Eastern Europe region,” commented Frans Janssen, Senior Vice President CEE region De Lage Landen. “CNH is a key partner and we expect continued success in the Russian market. While the vendor lease model is unique in Russia, the completion of this agreement proves that our efforts are working and vendors are seeing the benefit that partnership financing can bring to their sales.”

Carlo Alberto Sisto, Senior Director Trade Finance CNH International added, “We are very pleased with the new agreement with De Lage Landen, which will expand the offer of financing programs available under the CNH Capital name. Our collaboration with them, both in Poland and in the Russian Federation, has been extremely positive for us and I have no doubt that this new, enhanced agreement will be of mutual benefit for our companies and for our customers.”

Tom Meredith, President Global Business Unit Food & Agriculture De Lage Landen commented on the two companies’ relationship, “De Lage Landen has been working closely with CNH on this opportunity and we believe that our collaborative relationship will allow us to creatively and profitably support the CNH brands in Russia.”

“This agreement aims at improving the level of service offered to our customers,” concluded Mario Gasparri, General Manager of CNH International. “By making available dedicated financial packages and tailored options to meet our customers’ business requirements, this agreement will increase their buying power and the competitiveness of our brands’ reliable equipment and high productivity technologies.”

The extensive size of the agricultural and construction equipment markets in Russia, combined with the focus of the Russian government on developing these industries and the market position of the CNH brands, provides considerable potential for growth for both partners as a result of this new agreement.

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Notes to the editor:

CNH Global is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in about 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

CNH International, a subsidiary of CNH Global, is the company responsible for the manufacture, sales, distribution and after sales operations of agricultural and construction branded equipment in over 120 countries throughout Africa, the Middle East, the Commonwealth of Independent States, Asia and Oceania, encompassing Australia, China and India. CNH International was established in 2007 to strengthen CNH’s brands focus in emerging and high-growth markets.

CNH-KAMAZ Commerce is a subsidiary of CNH-KAMAZ Commercial, a joint venture between CNH and OJSC KAMAZ established in 2010 to distribute and service agricultural and construction equipment in the Russian Federation.

De Lage Landen, a fully owned subsidiary of Rabobank Group, is specialized in asset-based financing programs for equipment manufacturers, dealers and distributors all over the world. Our programs cover our customers’ total distribution chain, as well as the entire lease lifecycle. We offer customers a single source for leasing, administration, risk and asset management solutions. De Lage Landen’s diversified solutions include car leasing in the European market and consumer finance and factoring in the Dutch home market. Establishing a close and long-lasting relationship with our customers is at the heart of our company culture. This requires a genuine interest in and a thorough understanding of our customers’ business needs and goals. We partner with our customers to tailor solutions and develop programs that support mutual growth and profitability. We care not only about our customers, but also about the communities in which we operate. We strive to have a positive social and environmental impact through our products and the way we conduct business. For more information, visit www.delagelanden.com

CNH International press office e-mail: international.media@cnh.com phone: +39 011 0086346	De Lage Landen Corporate Communications Cora de Jonge e-mail: c.jonge@delagelanden.com phone: +31 (0)40 233 9175
Russian contacts Media Service Agency, Ksenia Lepekha e-mail: info@mediaservice-agency.ru phone: +7 495 638 08 91